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July 16, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Crown Reserve Acquisition Corp. I
Amendment No. 2 to Registration Statement on Form S-1
Filed July 11, 2025
File No. 333-287674

Ladies and Gentlemen:

On behalf of Crown Reserve Acquisition Corp. I (the “Registrant” or the “Company”), we are submitting via EDGAR this letter in response to oral comments received from the staff of the Securities and Exchange Commission (the “Staff”) on July 15, 2025 with respect to the Company’s filing on July 11, 2025 of Amendment No. 2 to Registration Statement on Form S-1 (“Amendment No. 2”).

We respectfully advise that Amendment No. 2 was filed in error and should be disregarded. As discussed with the Staff, the Company is filing Amendment No. 3 to Registration Statement on Form S-1 to correct the errors contained in Amendment No. 2.

If you have any questions or comments about this letter or need any further information, please call the undersigned at (212) 318-3168.

Very Truly Yours

By:	/s/ Rajiv Khanna
Rajiv Khanna

cc:	Prashant Patel (Crown Reserve Acquisition Corp. I)

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